February 6, 2024

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington DC 20549

Re:	CalTier, Inc.
Offering Statement on Form 1-A
Filed December 15, 2023
File No. 024-12371

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated December 29, 2023 from the staff of the Division of Corporate Finance - Office of Real Estate & Construction (the “Staff”) regarding the Offering Statement of CalTier, Inc. (the “Company”), which we have set out below, together with our responses.

Form 1-A filed December 15, 2023

General

1.	We refer to your statements on page 9 that a "significant portion of [your] revenues are expected to come in the form of various management fees for managing the funds that [you] create[] to invest in real estate assets," on page 22 that your "goal is to create and manage funds that invest in real estate," and that you focus "primarily on the creation, management and growth of real estate funds that acquire real estate." In addition, you state that you manage a real estate portfolio fund, which is making investments in real estate, you refer to properties invested in through joint-venture partnerships, and you indicate that you may serve indirectly and with others as the managing member of your related entities. Additionally, based on your disclosure on page 11, it does not appear that you are registered as an investment company. Please explain to us whether you and your funds are subject to the regulations of the Investment Company Act of 1940, and to the extent you are relying on any exemptions, please describe such exemptions and how you fit within them. Please refer to Rule 251(b)(4) and Part I, Item 2 of Form 1-A.

The Company acknowledges the Staff’s comment and respectfully provides the following response and analysis with respect to the Company, its subsidiary, and each of the funds that the Company manages.

The Company and its Subsidiary, CalTier Advisors LLC

The Company is in the business of managing or serving as a general partner to one or more real estate and real estate related funds or pooled investment vehicles which offer securities pursuant to Regulation A (“Regulation A”) or Rule 506 of Regulation D (“Regulation D”) under the Securities Act of 1933, as amended. The Company has one wholly owned subsidiary (and no minority owned subsidiaries), CalTier Advisors, LLC (“CalTier Advisors”). CalTier Advisors is in the business of (i) an internet investment advisor registered with the SEC that offers ongoing investment advisory services regarding real estate or real estate related investments to retail investors, and from time to time, (ii) providing advisory services to one or more real estate and real estate related funds or pooled investment vehicles which may offer securities pursuant to Regulation A or Regulation D.

Neither the Company nor its wholly owned subsidiary CalTier Advisors are investment companies as defined in Section 3(a)(1)(A), (B) or (C) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and neither relies on a “private fund” exception from the definition of an Investment Company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. With respect to Section 3(a)(1)(A), both the Company and CalTier Advisers have not and do not hold themselves out as being engaged primarily, nor do they propose to engage primarily, in the business of investing, reinvesting, or trading in securities. Neither the Company nor CalTier Advisers has represented that it is involved in any business other than in furtherance of the Company’s (including through its wholly-owned subsidiary CalTier Advisors’), operations as a creator and manager of funds that acquire real estate assets, and as an operator of an online investment platform that facilitates investment in real estate assets. None of the officers and directors of the Company or of CalTier Advisors, in their respective capacities as such, spend material time managing investment securities on behalf of the Company, hold any assets that are investment securities, or generate income that is attributable to investment securities. With respect to 3(a)(1)(B) of the Investment Company Act, neither the Company nor CalTier Advisors are engaged, have been engaged or propose to engage in the business of issuing face-amount certificates of the installment type.

With respect to 3(a)(1)(C) of the Investment Company Act, neither the Company nor CalTier Advisors own “investment securities.” In measuring the total assets of the Company on an unconsolidated basis, the substantial amount of the Company’s total assets consists of its equity ownership of CalTier Advisors. The term “value” is defined in Section 2(a)(41)(A) of the Investment Company Act (as applicable to securities for which market quotations are not available) to mean “with respect to other securities and assets owned at the end of the last preceding fiscal quarter, fair value at the end of such quarter, as determined in good faith by the board of directors.” Applying that definition, the board of directors of the Company have determined in good faith the value of its ownership of CalTier Advisors to be $547,201. As noted in the table below, the Company’s remaining assets consist of cash (which is excluded from the numerator and denominator in determining the total assets test of a prima facie investment company), account receivables, and advances to related parties. Neither the Company nor CalTier Advisors, as noted above, hold “investment securities” as defined in the Investment Company Act.

Determined on an unconsolidated basis, set forth below is the calculation of total assets under Section 3(a)(1)(C) of the Investment Company Act with respect to the Company and CalTier Advisors, on an unconsolidated basis.

The Company

Calculation of Numerator	As of December 31, 2023 *
Total Investment Securities Held by the Company	$0
Numerator	$0

Calculation of Denominator	As of December 31, 2023 *
Cash	$29,979
Advances to Related Parties	$218,382
Accounts Receivable	$214,484
CalTier Advisors, LLC (100% Owned)	$547,201
Denominator	$1,010,046

Percentage (Numerator divided by Denominator)	0%

*Note: The amounts provided in this table have not been audited, and are subject to adjustments in the audit process.

CalTier Advisors, LLC

Calculation of Numerator	As of December 31, 2023 *
Total Investment Securities Held by CalTier Advisors	$0
Numerator	$0

Calculation of Denominator	As of December 31, 2023 *
Accounts Receivable	$21,805
Denominator	$21,805

Percentage (Numerator divided by Denominator)	0%

*Note: The amounts provided in this table have not been audited, and are subject to adjustments in the audit process.

On the bases set forth above, each of the Company and CalTier Advisors owned no investment securities as of December 31, 2023 – and the value of each entity’s total assets (exclusive of government securities and cash items) as of December 31, 2023 on an unconsolidated basis was comprised of less than 40% investment securities (indeed 0%). As such, each of the Company, and CalTier Advisors is not a prima facie investment company as defined in Section 3(a)(1)(C) of the Investment Company Act.

CalTier Fund I

The Company is the general partner of CalTier Fund I, LP (“CalTier Fund I”), that is currently selling limited partnership units pursuant to a qualified offering statement under Regulation A. The Company maintains that CalTier Fund I is not an investment company as defined under Section 3(a)(1) of the Investment Company Act, because it currently does not meet, and is expected to continue to not meet, the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act:

With respect to Section 3(a)(1)(A), CalTier Fund I neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities. CalTier Fund I is in the business of acquiring and holding real estate and real estate-related assets (i) directly, (ii) through wholly-owned subsidiaries, (iii) through majority-owned joint venture subsidiaries, and (iv) to a lesser extent, through minority-owned joint venture subsidiaries.

With respect to Section 3(a)(1)(C), CalTier Fund I neither is engaged, nor proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. For these purposes, “investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Over 60% of the assets held by CalTier Fund I consists of wholly-owned real estate properties directly or through wholly-owned and majority owned subsidiaries that are not themselves investment companies. CalTier Fund I had $3,639,067 in total assets as of December 31, 2023; of which $2,410,000 related to its wholly-owned real estate properties. As such, CalTier Fund I does not meet the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act.

The Company’s general partner interest in CalTier Fund I is not an “investment security.” The general partner interest is neither a “security” nor an “investment security.” The Company as the legal general partner of CalTier Fund I has management and decision making authority over all actions of CalTier Fund I. In circumstances where CalTier Fund I is presented with an investment opportunity in real estate assets that may be considered “investment securities” (i.e. a minority ownership interest in a joint venture entity that owns property), CalTier Advisers may provide investment advice to CalTier Fund I as to the suitability of the investment. Neither the Company nor CalTier Advisors has a capital account in, and neither receives a carried interest from, CalTier Fund I.

While the Company believes that CalTier Fund I does not fall within the definition of investment company under Section 3(a)(1) as noted above, if it inadvertently falls within the investment company definition under Section 3(a)(1), CalTier Fund I intends to rely on the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act. The Section 3(c)(5)(C) exclusion is available for entities primarily engaged in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” In addition to prohibiting the issuance of certain types of securities, this exclusion generally requires that at least 55% of an entity’s assets must be comprised of mortgages and other liens on and interests in real estate, also known as “qualifying assets,” and at least 80% of the entity’s assets must be comprised of qualifying assets and a broader category of assets the Commission has referred to as “real estate-related assets” under the Investment Company Act. Additionally, no more than 20% of the entity’s assets may be comprised of miscellaneous assets. As noted above, the assets of the CalTier Fund I consist substantially of fee interests in real estate. In addition, it does not issue or expect to issue currently redeemable securities, face-amount certificates of the installment type, or periodic payment plan certificates, as those terms are defined in the Investment Company Act. Therefore, if reliance on the Section 3(c)(5)(C) exclusion becomes necessary, the Company submits that CalTier Fund I would be able to rely on such exclusion.

Accordingly, for the aforementioned reasons, the Company submits that neither CalTier Fund I nor its subsidiaries meet the definition of an “investment company” under the Investment Company Act, and even if any such entity did, it would be able to rely on the exclusion provided under Section 3(c)(5)(C) of the Investment Company Act.

SPVs

In addition to CalTier Fund I, the Company serves as the manager or legal general partner to four special purposes vehicles that hold investments in real estate, one of which is in liquidation (the “SPVs”). These SPVs were formed for the benefit of a few investors and related parties of the Company. The Company has no capital account in these SPVs. To the extent the Company or CalTier Advisors receives fees for managing these SPVs, such fees are intended to offset the costs of operations of the SPVs. As such, we respectfully submit that the Company’s role as manager of the SPVs should not be considered “securities” or “investment securities” and the SPVs should not be characterized as investment advisory clients of the Company or CalTier Advisors. In any event, the numbers of beneficial owners of these SPVs in very small (less than 10) and they could rely on the exception from the definition of investment company set forth in Section 3(c)(1) of the Investment Company Act. Each of the SPVs (i) has fewer than 100 beneficial owners, and (ii) has not engaged in a public offering of its securities.

Further, to the extent the Company may create additional SPVs, the expectation is that they would fall under a private fund exception, Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

Thank you again for the opportunity to respond to your questions to the offering statement of CalTier, Inc. If you have additional questions or comments, please contact me at geoffrey@crowdchecklaw.com.

Sincerely,

/s/ Geoffrey Ashburne
Geoffrey Ashburne, Esq.
CrowdCheck Law LLP

cc: Matthew Belcher

Chief Executive Officer and Director of the Company